Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 10, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: John Stickel

Re:	Sondors Inc. Draft Offering Statement on Form 1-A Submitted May 19, 2017 CIK No. 0001704419

Dear Mr. Stickel:

On behalf of our client, Sondors, Inc., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on August 15, 2017, or as soon thereafter as is practicable.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks